Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON JUNE 19, 2019

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF MAY 15, 2019

SIERRA METALS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Sierra Metals Inc. (the “Corporation”) will be held on Wednesday, June 19, 2019 at Le Germain Hotel Maple Leaf Square, 75 Bremner Blvd., Offensive Zone Boardroom (3rd Floor), Toronto, Ontario, M5J 0A1, Canada, at the hour of 9:30 a.m. (local time in Toronto) for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2018 and 2017, together with the auditors’ reports thereon;

(b)	To elect the directors of the Corporation for the ensuing year;

(c)	To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix the auditors’ remuneration; and

(d)	To transact such other business as may properly be put before the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, you are entitled to attend and vote at the Meeting in person or by proxy. The Board requests that all such shareholders who will not be attending the Meeting in person to read, date and sign the accompanying Form of Proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or adjournment(s) or postponement(s) thereof. If a shareholder does not deliver a Form of Proxy to Computershare by 9:30 a.m. (local time in Toronto) on Monday, June 17, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment(s) or postponement(s) of the Meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on May 15, 2019 will be entitled to vote at the Meeting.

If you are not a registered shareholder of the Corporation, a Voting Instruction Form, instead of a Form of Proxy, may be enclosed. You must follow the instructions, including deadlines for submission, on such form to vote your shares.

A Management Information Circular and a Form of Proxy accompany this Notice.

DATED at Toronto, Ontario this 15th day of May 2019.

BY ORDER OF THE BOARD

(signed) Igor Gonzales
Igor Gonzales
President and Chief Executive Officer

SIERRA METALS INC.

(the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

(all information as at May 15, 2019 unless otherwise indicated)

FORWARD-LOOKING INFORMATION

This management information circular (the “Circular”) contains “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information relates to future events or the anticipated performance of the Corporation and reflect management’s expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of the Corporation to be materially different from any anticipated performance expressed or implied by such forward-looking information. These include estimates of future production levels; expectations regarding mine production costs; expected trends in mineral prices; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in the Corporation’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the timing and availability of financing; governmental and other approvals; political unrest or instability in countries where the Corporation is active; labor relations and other risk factors disclosed in the Corporation’s Annual Information Form, which is available on SEDAR at www.sedar.com and which is incorporated by reference into the prospectus forming part of the Corporation’s registration statement on Form F-10, filed with the SEC and available at www.sec.gov.

Although the Corporation has attempted to identify important factors that could cause actual performance to differ materially from that described in forward-looking information, there may be other factors that cause its performance not to be as anticipated. The Corporation neither intends nor assumes any obligation to update these statements containing forward-looking information to reflect changes in assumptions or circumstances other than as required by applicable law. There can be no assurance that forward-looking information will prove to be accurate as actual results and future events could differ materially from those currently anticipated. Accordingly, readers should not place undue reliance on forward-looking information.

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of the Corporation for use at the annual general meeting of shareholders of the Corporation (the “Meeting”) to be held on June 19, 2019, at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”), or at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited in person or by telephone or facsimile by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are officers of the Corporation. A shareholder of the Corporation wishing to appoint some other person (who need not be a shareholder) to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Corporation’s registrar and transfer agent indicated on the enclosed envelope not less than 48 hours prior to the Meeting or adjournment(s) or postponement(s) thereof (exclusive of Saturdays, Sundays and holidays).

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his, her or its attorney authorized in writing, and deposited at the registered office of the Corporation’s registrar and transfer agent at any time prior to 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or any adjournment(s) or postponement(s) thereof or in any other manner permitted by law. The shareholder may choose to attend the Meeting or any adjournment(s) or postponement(s) thereof in person and exercise his or her voting rights.

The Form of Proxy must be signed and dated by the shareholder or by his, her or its attorney duly authorized in writing, or, if the shareholder is a corporation, it must be signed by a duly authorized signatory of such corporation (under corporate seal if so required by the rules and laws governing the corporation). If the Form of Proxy is executed by a duly authorized attorney or authorized signatory of the shareholder, the proxy should reflect such person’s capacity following his or her signature. At the request of the Corporation, an appropriate instrument evidencing such person’s qualifications and authority to act may be required. If a shareholder does not deliver a Form of Proxy to the Corporation’s registrar and transfer agent by 9:30 a.m. (local time in Toronto) on Monday, June 17, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment(s) or postponement(s) of the Meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in US dollars. Unless otherwise stated, the information contained in this Circular is as of May 15, 2019.

EXERCISE OF DISCRETION BY PROXY

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The management representatives named in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the Form of Proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such directions, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out under the heading “Annual Meeting Business” in this Circular. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to matters identified in the Notice or if any other matters should properly come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote according to their best judgment.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares of the Corporation (“Common Shares”) in their own name. Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as securities dealers or brokers, banks, trust companies, and trusts or other financial institutions; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Corporation has distributed copies of the Notice of Meeting, Form of Proxy and Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them, and often use a service corporation for this purpose. Non-Registered Holders will either:

(a)	be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b)	be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above. In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered. A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

The Corporation will not pay for an intermediary to deliver Meeting Materials and voting instruction forms to objecting beneficial owners (“OBOs”). OBOs have objected to their intermediary disclosing ownership information about themselves to the Corporation. Accordingly, OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery. The Corporation is not relying on the “notice-and-access” delivery procedures outlined in NI 54-101 to distribute copies of the Meeting Materials.

APPROVAL OF MATTERS

The Form of Proxy forwarded to each holder of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for the directors named in this Circular; and (ii) voted for or withheld from voting for the appointment of auditors and authorizing the Board of Directors of the Corporation (the “Board”) to fix their remuneration. In order to approve a motion proposed at the Meeting, a majority of the votes cast will be required for the ordinary resolution unless the motion requires a special resolution (of which management is not currently aware), in which case a majority of not less than two thirds of the votes cast will be required. In the event a motion proposed at the Meeting (of which management is not currently aware) requires disinterested shareholder approval, Common Shares held by shareholders of the Corporation who are interested parties will be excluded from the count of votes cast on such motion.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any of the directors or executive officers of the Corporation at any time since January 1, 2018, each proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of these persons having any material interest, direct or indirect, in the matters to be acted upon at the Meeting, by way of beneficial ownership of securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Corporation’s knowledge, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an “informed person” of the Corporation means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Corporation have fixed May 15, 2019, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting and to vote thereat. All holders of at least one Common Share of the Corporation as of that date will have the right to vote at the Meeting.

As of May 15, 2019, 163,217,567 Common Shares were issued and outstanding, each giving the right to one vote on all matters to be acted upon at the Meeting. All such holders of record of Common Shares on the record date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., within the time specified in the attached Notice of Meeting, to attend and to vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies who, as of May 15, 2019, beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, are as follows:

Shareholder Name	Number of Common Shares	Percentage of Issued and Outstanding Shares
Arias Resource Capital Fund L.P. (1)	52,721,964	32.3%
Arias Resource Capital Fund II L.P. (1)	30,064,883	18.4%
Arias Resource Capital Fund II (Mexico) L.P. (1) (the above funds are collectively referred to as the “ARC Funds”)	1,706,040	1%
Arias Resource Capital Management LP (“ARCM”)	515,140	0.3%

Note:

(1)	The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the securities beneficially owned by the ARC Funds, which includes the Common Shares. Mr. J. Alberto Arias (Chairman and a director of the Corporation) is the sole director of each of the general partners of the ARC Funds and indirectly controls ARCM. As such, Mr. Arias may be deemed to have shared voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds; however, he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein. Please see “Annual Meeting Business - Election of Directors – J. Alberto Arias”, below.

Because the ARC Funds and ARCM own, in the aggregate, more than 50% of the Common Shares, the Corporation is considered a “controlled company” under the rules of the NYSE American Stock Exchange LLC and, as such, is exempt from certain governance rules of that Exchange.

ANNUAL MEETING BUSINESS

Election of Directors

The articles of the Corporation provide that the Board shall consist of a minimum of one and a maximum of 15 directors. Pursuant to By-Law No. 1 of the Corporation, the number of directors, within such limits, shall be determined from time to time by the Board. The Board has resolved to fix the number of directors to be elected at the Meeting at seven (7), and the shareholders of the Corporation will be called upon to elect such seven (7) directors, all of whom currently serve on the Board. Subject to the by-laws of the Corporation, directors who are elected will remain in office until the next annual meeting of shareholders or until a successor has been duly elected or appointed.

The Toronto Stock Exchange (the “TSX”) requires listed companies to adopt a majority voting policy with respect to uncontested elections of directors unless it is otherwise exempt. A majority voting policy generally provides that a director who has received a majority of withhold votes must tender his or her resignation immediately after the meeting, to be effective upon acceptance of the Board. Listed companies that are “majority controlled” are exempt from this policy. The Corporation is majority controlled since the ARC Funds collectively own, together with ARCM, the majority of the issued and outstanding Common Shares. Furthermore, the Corporation’s Chairman, J. Alberto Arias, is the director of each of the general partners of the ARC Funds and indirectly controls ARCM. As such, Mr. Arias may be deemed to have voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds; however, Mr. Arias disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein. The Corporation is relying on this majority-controlled exemption and has not adopted a majority voting policy.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors and furnished by the individual nominees:

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (8)
J. Alberto Arias (1) Chairman and Director New York, United States of America	November 26, 2008

Mr. J. Alberto Arias is the founder and sole director of each of the general partners of the ARC Funds and indirectly controls ARCM. Mr. Arias has over 25 years of experience in the field of international mining finance, and is widely recognized as an industry expert, having been ranked for five consecutive years as the #1 equity research analyst for the metals and mining industry in Latin America by leading polls such as Institutional Investor. Prior to founding ARCM, Mr. Arias worked for eight years at Goldman, Sachs & Co. (“Goldman Sachs”), including having acted as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warburg as Executive Director and Analyst covering the Latin American metals and mining sector. Mr. Arias holds an MBA in Finance and International Business from the Columbia Business School, an M.S. in both Mining Engineering and Chemical Metallurgy/Extractive Metallurgy from Columbia University Henry Krumb School of Mines and a B.S. in Metallurgical Engineering from Colorado School of Mines, has mining industry operational experience, and holds a patent for a gold mineral processing technology. He was raised in a family with a three-generation tradition of founding and managing private and public mining companies in Peru.

Current Principal Occupation: Founder and Portfolio Manager of ARCM (Private Equity Fund Manager)

85,008,027 (9)

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (8)
Igor Gonzales (2) President, CEO and Director Lima, Peru	September 19, 2013

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation. Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Current Principal Occupation: President and Chief Executive Officer of the Corporation

351,986
Douglas Cater (3) Director Ontario, Canada	June 10, 2009	Mr. Cater is a professional geologist with more than 35 years of experience in the gold mining and exploration business gained while working with senior-tier Canadian-based mining and exploration companies. From January 2016 to January 2019, Mr. Cater served as the Vice President Exploration of Kirkland Lake Gold Ltd., an operating and exploration gold company in Kirkland Lake (northeastern Ontario). Mr. Cater is a member of the Association of Professional Geoscientists of Ontario (APGO). Current Principal Occupation: Independent Consultant	318,504
Steven Dean (4) Director British Columbia, Canada	October 4, 2011

Mr. Dean is a Fellow of the Australian Institute of Mining and Metallurgy, a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Fellow of the Institute of Chartered Accountants of Australia. He has extensive experience internationally in mining, most recently as President of Teck Cominco Limited (now Teck Resources Ltd.) (“Teck”). Prior to joining Teck, Mr. Dean was a founding director of Normandy Poseidon Group, (which became Normandy Mining), the largest Australian gold producer until its sale to Newmont Mining in 2002, as well as co-founder of PacMin Mining, a gold producer that became a subsidiary of Teck Corporation in 1999. He was also a co-founder and former Chairman of copper producer Amerigo Resources Ltd. Mr. Dean is Chairman and a Director of Atlantic Gold Corporation and Oceanic Iron Ore Corporation.

Current Principal Occupation: Independent Businessman

260,383
Ricardo Arrarte (5) Director Lima, Peru	April 4, 2019

Mr. Arrarte is a Director with an affiliate of ARCM and is also the Chief Executive Officer for Cautivo Mining Inc. Mr. Arrarte is a Mining and Mechanical Engineer with over 20 years’ experience in management, operations, and consulting for mining companies. Mr. Arrarte has worked with Hochschild Mining PLC as Operations Manager in charge of four silver mines in Peru, Compania Minera Caudalosa SA as Chief Executive Officer, Consorcio Minero Horizonte as Planning and Engineering Manager, Buenavetura Ingenieros SA – BISA as an Engineering Consultant, Fosfatos Del Pacifico SA as Mine Manager, and Cementos Pacasmayo SAA as Geology and Mine Central Manager. Mr. Arrarte is experienced in mine and plant design, managing mining operations, production and costs with large teams of personnel. Mr. Arrarte earned his Mining and Mechanical Engineering degrees from Pontificia Universidad Catolica Del Peru and his MBA from the George Washington University in Washington, D.C.

Principal Occupation for the Past Five Years:
July 2017 to Present: Chief Executive Officer of Cautivo Mining Inc.;

July 2016 to Present: Director with an affiliate of ARCM;

January 2014 to June 2016: Central Mine Manager of Cementos Pascasmayo and Fosfatos del Pacifico

Nil

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (8)
Dionisio Romero (6) Director Lima, Peru	November 16, 2015

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Crédito del Perú (BCP) since 2009. Also, he served as the Chief Executive Officer of Credicorp from 2009 until March 31, 2018. Mr. Romero currently serves as the Executive Chairman of Credicorp. Mr. Romero has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also Chairman of the Board of other Credicorp’s subsidiaries such as Pacifico Compañia de Seguros y Reaseguros S.A., Credicorp Capital Ltd., and Grupo Credito S.A. Mr. Romero is Chairman of the Board of Alicorp S.A.A., (consumer products), Agricola del Chira S.A. (sugar and ethanol) and Palmas del Espino S.A. (palm oil). Furthermore, he is member of the Board in other companies in different industries such as Ransa Comercial S.A. (Logistics), Trabajos Marítimos S.A. (port infrastructure), Corporación Primax S.A. (energy), Inversiones Centenario S.A.A. (Real Estate), Hochschild Mining Inc. (mining and exploration), amongst others. Mr. Romero P. has a bachelor’s degree in Economics from Brown University, USA and an MBA from Stanford University, USA.

Current Principal Occupation: Executive Chairman

514,500
Jose Vizquerra Benavides (7) Director Ontario, Canada	November 7, 2017

Mr. Vizquerra Benavides is currently Executive Vice President of Strategic Development & Director at Osisko Mining Inc. For over four years, he served as the President and Chief Executive Officer of Oban Mining Corp., where he led the successful change of business strategy that resulted in Oban’s acquisition of Corona Gold, Eagle Hill Exploration Corp. and Ryan Gold to form what is now Osisko Mining Inc. Mr. Vizquerra Benavides previously worked as Head of Business Development for Compania de Minas Buenaventura, prior to which he worked as production and exploration geologist at the Red Lake gold mine. He is currently a board member of Alio Gold Inc. and Discovery Metals. Mr. Vizquerra Benavides holds a M.Sc. from Queens University in MINEX and is a Qualified Person (AIGP). Mr. Vizquerra Benavides is currently advancing the General Management Program (GMP) at the Wharton School of Business.

Current Principal Occupation: Executive Vice President of Strategic Development & Director at Osisko Mining Inc. (Mining Company)

7,519

Notes:

(1)	J. Alberto Arias is currently a member of the following Board committee(s): Nomination Committee (Chair); Compensation Committee (Chair); Corporate Strategy Committee (Chair); Health, Safety, Environment and Community Relations Committee (“HSECR Committee”) (Chair).
(2)	Igor Gonzales is currently a member of the following Board committee(s): HSECR Committee.
(3)	Douglas Cater is currently a member of the following Board committee(s): Audit Committee (Chair); Corporate Governance Committee; Nomination Committee.
(4)	Steven Dean is currently a member of the following Board committee(s): Corporate Governance Committee (Chair); Compensation Committee; Corporate Strategy Committee.
(5)	Ricardo Arrarte is currently a member of the following Board committee(s): Audit Committee.
(6)	Dionisio Romero is not currently a member of any Board committees.
(7)	Jose Vizquerra Benavides is currently a member of the following Board committee(s): Audit Committee; Compensation Committee; Nomination Committee; HSECR Committee.

(8)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(9)	Held by the ARC Funds and ARCM. Mr. Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls ARCM. Please see “Voting Securities and Principal Holders of Voting Securities”, above.

With the exception of Ricardo Arrarte, who was appointed by the Board on April 4, 2019, all of the persons whose names are mentioned above have previously been elected directors of the Corporation by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.

Except where authority to vote on the election of directors is to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote for the election of the nominees whose names are set forth above.

Management is not presently aware, and has no reason to believe, that any of the nominees will be unwilling to serve as a director if elected, but in the event that, prior to the Meeting, any vacancies occur with respect to the nominees submitted herewith, the enclosed Form of Proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board, unless instructions have been given to refrain from voting with respect to the election of directors.

Orders, Penalties and Bankruptcies

Except as disclosed hereunder, to the knowledge of the Corporation, none of the foregoing nominees for election as a director:

(a)	is, or within the last ten years has been, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any corporation that:

(i)	was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemption under applicable securities legislation for a period of more than 30 consecutive days (an “Order”), while that person was acting in that capacity;

(ii)	was subject to an Order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)	is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director on the board of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act. Colossus was delisted from the TSX effective February 21, 2014.

In May 2009 and May 2011, management cease trade orders applicable to the directors and officers of the Corporation and related companies were issued for late filing of the financial statements.

To the knowledge of the Corporation, none of the foregoing nominees for election as director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management proposes the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation. Their mandate will continue until the close of the next annual meeting or until their successors are appointed. The directors will be authorized to fix the remuneration of the auditors.

Unless instructions are given to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the Board to fix their remuneration.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, “Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as CEO of the Corporation for any part of the most recently completed fiscal year;

(b)	an individual who acted as CFO of the Corporation for any part of the most recently completed fiscal year;

(c)	each of the Corporation’s (including any of its subsidiaries) three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed fiscal year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, (“Form 51-102F6”) for that fiscal year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that fiscal year.

For the fiscal year ended December 31, 2018, the Corporation had five (5) Named Executive Officers, as follows:

1.	Igor Gonzales, President and CEO of the Corporation;

2.	Ed Guimaraes, CFO of the Corporation;

3.	Gordon Babcock, Chief Operating Officer (“COO”) of the Corporation;

4.	Alonso Lujan, Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana; and

5.	Augusto Chung, Vice President Special Projects and Metallurgy of the Corporation.

As required by Form 51-102F6, the following includes disclosure regarding the compensation paid or payable by the Corporation to these individuals.

Executive Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The fundamental goal of the Corporation is to create value for its shareholders and foster well-managed growth of the Corporation. Compensation plays an important role in achieving short and long-term business objectives and in serving this goal. The Corporation’s compensation program is designed to:

(a)	align the interests of executive officers with those of the shareholders in order to maximize long-term shareholder value;

(b)	link executive compensation to the performance of the Corporation and its strategic plan;

(c)	compensate executive officers at a level that ensures the Corporation is able to attract, motivate and retain highly qualified individuals with exceptional skills; and

(d)	evaluate executive performance on the basis of the Corporation’s overall performance, achievements and success in building long-term shareholder value.

To attain these goals, the Board has established a Compensation Committee (the “Compensation Committee”), which is responsible for ensuring that the Corporation has an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. More specifically, the responsibilities of the Compensation Committee, as set out in its mandate, include:

(a)	review and approve compensation packages, including goals and objectives against which bonuses are assessed, of the Corporation’s CEO and his direct reports;

(b)	review and recommend to the Board for approval all annual cash bonuses and restricted share unit (“RSU”) allocations;

(c)	review the compensation practices and policies of the Corporation to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value and make recommendations to the Board regarding same;

(d)	periodically survey the executive compensation practices of other comparable companies and report back to the Board;

(e)	annually review and evaluate the implications of the risks associated with the Corporation’s compensation policies and practices and, if necessary, identify practices that can be used to identify and mitigate such policies and practices that could encourage inappropriate or excessive risk taking;

(f)	oversee the administration of the Corporation’s compensation programs, including any incentive compensation plans and equity-based plans, and the nature of the compensation provided under such programs to ensure that all management compensation programs are linked to meaningful and measurable performance targets;

(g)	make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the formal approval of the adoption, amendment and termination of compensation programs of the Corporation, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought;

(h)	establish, if deemed necessary by the Compensation Committee, and recommend to the Board share ownership guidelines for senior executives of the Corporation and policies (including pre-approval requirements) for the number and type of boards of directors that senior executives may join (except for boards of directors that senior executives are asked by the Corporation to join in connection with their employment);

(i)	at least annually, review and make recommendations to the Board with respect to compensation of directors, the Chairman and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

(j)	annually review and make recommendations to the Board regarding the Corporation’s director’s and officer’s liability insurance policies;

(k)	review and recommend to the Board for approval the annual report on executive compensation required to be prepared under applicable corporate and securities legislation, regulation and rules including the disclosure concerning members of the Compensation Committee and settle the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders; and

(l)	at the request of the Board, investigate and report on such other matters as it considers necessary or appropriate in the circumstances.

Composition of the Compensation Committee

The Compensation Committee is currently composed of the following members of the Board: J. Alberto Arias (Chair), Steven Dean and Jose Vizquerra Benavides. Both Mr. Dean and Mr. Vizquerra Benavides are considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). Mr. Arias is not considered to be independent because he indirectly controls ARCM, the investment manager to the ARC Funds, the principal and majority shareholders of the Corporation.

All of the current members of the Compensation Committee have significant experience with public companies and ongoing resource sector involvement. Each member of the Compensation Committee has extensive experience and managerial skills that enable them to make decisions on the suitability of the Corporation’s compensation philosophy and practices. Please see “Annual Meeting Business - Election of Directors”. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Compensation Committee on any matter within its mandate. The Compensation Committee has the sole authority to retain and to terminate such consultants or advisors. During the financial year ended December 31, 2018, no compensation consultants or advisors were retained by the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

How We Make Compensation Decisions

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Compensation Committee assesses individual performance of the Corporation’s executive officers and makes recommendations regarding their compensation to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation Committee bases its recommendations to the Board on its compensation philosophy, market analysis of compensation paid for similar positions by similar companies, and the Committee’s assessment of individual performance based on key performance indicators (“KPIs”), used to measure annual and long-term incentive pay for executive officers. Some examples of KPIs used by the Corporation are: Health, Safety and Environment; Development/Exploration Growth; Budget Cost Controls; Management Effectiveness; Financial Management; Share Price Performance; and Return on Capital Employed. The KPIs are reviewed by the Compensation Committee on an annual basis and revised as needed.

The Corporation’s total compensation package is made up of three main elements: (1) base salary or consulting fees, (2) cash bonuses and (3) equity incentives, thereby balancing short term incentives, such as cash bonuses, with long-term incentives, such as RSU grants with staggered vesting periods. The base salary or consulting fees are competitive and not subject to performance risk. The Board has determined that there are no identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Compensation Committee generally meets annually to deal with compensation issues, or more frequently as needed to address specific issues in respect of executive compensation. The Compensation Committee works with the CEO to evaluate the performance and set the compensation for the other NEOs, including proposed salary adjustments, cash bonuses and equity incentive awards.

Although the Board has delegated certain oversight responsibilities to the Compensation Committee, it retains final authority over the compensation program and process including approval of material amendments to, or adoption of, new equity-based compensation plans and the review and approval of the Compensation Committee’s recommendations regarding executive compensation.

Pursuant to the Corporation’s insider trading policy, the Corporation’s directors and NEOs (and certain other insiders of the Corporation) are prohibited from engaging in the short selling of, or trading in puts, calls or options in respect of the securities of the Corporation; and in the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities as compensation or held, directly or indirectly by them.

Elements of Total Compensation

Base Salary or Consulting Fees

Base salaries or consulting fees are paid in cash as a fixed amount of compensation for performing day-to-day responsibilities. The base salaries or consulting fees of the Corporation’s executive officers are determined through negotiation of each executive officer’s employment/consulting agreement, with future increases set after considering the target median of the market, prevailing industry demand and performance factors.

For more information on NEOs base salaries or consulting fees, please see the section in this Circular entitled “Executive Compensation - Termination and Change of Control Benefits of NEOs”.

Cash Bonuses

Cash bonus awards are earned for achieving short-term goals and other strategic objectives based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements and compensation changes in the market.

For more information regarding cash bonus awards issued to NEOs during the fiscal year ended December 31, 2018, please see “Summary Compensation Table”, below.

Equity Incentives

RSU Plan

At the Corporation’s annual and special meeting of shareholders held on June 29, 2012 (the “2012 AGM”), the shareholders approved the adoption of a RSU Plan (the “2012 RSU Plan”). The 2012 RSU Plan was designed to enhance the ability of the Corporation to attract and retain qualified individuals to serve as executives, key employees, consultants and directors (collectively, the “Eligible Participants”) and to promote the alignment of interests between such Eligible Participants on the one hand, and the shareholders of the Corporation on the other hand. In connection with the Corporation’s graduation from the TSX Venture Exchange (the “TSX-V”) and the listing of the Common Shares on the TSX as of July 8, 2013, the shareholders of the Corporation approved an amended and restated RSU Plan on June 12, 2014 (the “2014 RSU Plan”), which incorporated minor, primarily housekeeping changes to the 2012 RSU Plan in order to comply with the rules and policies of the TSX. The Corporation’s 2014 RSU Plan was further amended and approved by shareholders on June 10, 2015 (the “2015 RSU Plan”) increasing the Common Shares reserved for issuance under the 2014 RSU Plan from 5,000,000 to 8,000,000, and again on June 14, 2017 (the “2017 RSU Plan”), changing the maximum number of Common Shares reserved for issuance from a fixed 8,000,000 Common Shares to a rolling 5% of the issued and outstanding Common Shares.

As at December 31, 2018, the Corporation had 1,380,084 outstanding RSUs under the 2017 RSU Plan, which, upon vesting and satisfaction of all conditions of each such grant, represent approximately 0.8% of the then issued and outstanding Common Shares.

The Corporation’s annual “burn rate” for RSUs granted under the 2017 RSU Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Common Shares (total number of RSUs issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.8% in fiscal 2016, 0.7% in fiscal 2017 and 0.4% in fiscal 2018.

Long-term incentives in the form of RSUs are intended to align the interests of Eligible Participants with those of the Corporation’s shareholders, to provide a long-term incentive that rewards these parties for their contribution to the creation of shareholder value, and to reduce the cash compensation the Corporation would otherwise have to pay. Generally, grants of RSUs are made on an annual basis. In granting RSUs, the Compensation Committee considers a number of factors, including the dilutive effect of RSUs on existing shareholders, individual and corporate performance factors, the Compensation Committee’s evaluation of each officer’s ability to influence the long-term success of the Corporation, retention considerations and performance motivation. The Compensation Committee also considers each executive’s existing stock option / RSU position when granting additional RSUs.

Set out below is a summary of the principal terms and conditions of the 2017 RSU Plan.

1.	The 2017 RSU Plan is administered by the Compensation Committee. Subject to the terms of the 2017 RSU Plan, the Compensation Committee may recommend Eligible Participants to receive awards, the types of awards, the terms and conditions of awards and may interpret the provisions of the 2017 RSU Plan.

2.	The RSUs are non-transferable and non-assignable other than by will or the laws of succession.

3.	The 2017 RSU Plan enables the Board to grant awards of RSUs to Eligible Participants (an Eligible Participant who is granted RSUs pursuant to the 2017 RSU Plan is referred to as a “Participant”). RSUs are akin to “phantom stock” that tracks the value of the underlying Common Shares but does not entitle the Participant to the actual underlying Common Shares until such RSUs vest. Upon vesting, the RSUs are converted on a one-for-one basis into Common Shares. The Board, after considering the recommendation of the Compensation Committee, also has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to an RSU vesting.

4.	RSUs shall be granted to Participants at no cost in consideration for past service or as a performance reward. Upon vesting of the RSUs and upon all the conditions of the grant of RSUs being satisfied, the Corporation shall issue Common Shares to the Participant. A Participant is not required to pay any fee to receive Common Shares upon vesting.

5.	Under the 2017 RSU Plan, the maximum number of Common Shares available for issuance upon the vesting of RSUs is 5% of the number of the issued and outstanding Common Shares at the time of grant. If any RSUs shall expire, cancel or terminate for any reason in accordance with the terms of the 2017 RSU Plan, or be vested or exercised, Common Shares subject thereto shall again be available for the purpose of the 2017 RSU Plan. The maximum number of shares issuable under all security-based compensation arrangements, including the 2017 RSU Plan and the Stock Option Plan (as defined herein), shall, in no circumstances, exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares issuable to any one Participant under all security-based compensation arrangements, shall not exceed 5% of the issued and outstanding Common Shares at the date of the grant.

6.	The following insider participation limits shall apply:

(a)	the number of Common Shares issuable to insiders, at any time, pursuant to the 2017 RSU Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis); and

(b)	the number of Common Shares issued to insiders, within a one-year period, pursuant to the 2017 RSU Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

7.	For the settlement of RSUs which are not subject to performance vesting conditions, each Participant who continues to be a Participant on a vesting date shall receive from the Corporation within five trading days following the vesting date (each, a “Payout Date”) either: (i) one Common Share for each such vested RSU; or (ii) a lump-sum cash amount equal to the number of such vested RSUs multiplied by the volume weighted average trading price for the Common Shares on the TSX for the five trading days on which the Common Shares traded (the “RSU Share Market Price”) immediately preceding the Payout Date, in both cases net of any applicable withholdings in a manner determined by the Corporation. Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of Common Shares or cash, as the case may be, shall not create any obligation for the Board to make a similar payment to any other Participant.

8.	RSUs subject to performance vesting conditions shall be settled as follows: following the end of a financial year, the “Settlement Date” shall be the date on which the Board approves the audited annual financial statements of the Corporation for such financial year. No later than 60 days after the Settlement Date, the Corporation shall pay to a Participant, provided that a termination, other than by reason of death or long-term disability, of such Participant has not occurred prior to the Settlement Date, for all RSUs held by such Participant which have vested at the end of such financial year, either: (i) one Common Share for each such vested RSU, or (ii) a lump-sum cash amount equal to the number of such vested RSUs multiplied by the RSU Share Market Price immediately preceding the Settlement Date, in both cases net of any applicable withholdings in a manner determined by the Corporation. Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of Common Shares or cash, as the case may be, shall not create any obligation for the Board to make a similar payment to any other Participant.

9.	Upon the termination of a Participant’s employment or service with the Corporation (other than due to death or long-term disability), any RSUs held by such Participant that have not vested, shall lapse and be cancelled. Upon such cancellation of the RSUs, the Participant shall have no further rights with respect to such an award. In the event of a Participant’s death or long-term disability, all outstanding unvested RSUs of such Participant shall immediately vest.

10.	The Board may, subject to applicable legislation and regulatory requirements, amend certain provisions of the 2017 RSU Plan without shareholder approval. For example, the Board may make: (a) amendments of a “housekeeping” nature such as amending for the purpose of addressing any ambiguity, error or omission in the 2017 RSU Plan, or to correct or supplement any provision of the 2017 RSU Plan that is inconsistent with any other provision of the 2017 RSU Plan; (b) amendments necessary to comply with the provisions of applicable laws; (c) amendments necessary in order for RSUs to qualify for favourable treatment under applicable taxation laws; (d) amendments respecting administration of the 2017 RSU Plan; (e) amendments to the vesting provisions of the 2017 RSU Plan or any RSU; (f) amendments to defined terms in the 2017 RSU Plan; (g) amendments to the settlement provisions of the 2017 RSU Plan or relating to any RSU; (h) amendments necessary to suspend or terminate the 2017 RSU Plan; and (i) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

11.	Shareholder approval will be required for the following types of amendments: (a) amendments to the number of Common Shares issuable under the 2017 RSU Plan, including an increase to a maximum percentage or number of Common Shares; (b) any amendment which increases the number of RSUs that may be issued, or the number of Common Shares that may be issued or paid upon settlement of RSUs to a Participant who is an insider; and (c) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Stock Option Plan

The Corporation’s Amended and Restated Stock Option Plan (the “Stock Option Plan”) was approved by shareholders on June 12, 2014. Pursuant to the requirements of the TSX, the Corporation must obtain shareholder approval of unallocated options, rights or entitlements under its equity compensation plans every three years if they do not have a fixed maximum of issuable securities. As such, at the Corporation’s annual and special meeting held on June 14, 2017, the shareholders approved an ordinary resolution approving unallocated options under the Stock Option Plan.

The Stock Option Plan is intended to attract, retain and motivate key service providers of the Corporation and its subsidiaries. The Board may from time to time grant to employees, officers, directors and consultants of the Corporation, or any subsidiary thereof, stock options to acquire Common Shares. The options are not assignable or transferable. At no time shall the period during which an option is exercisable exceed five years. Subject to provisions in the Stock Option Plan, which govern the issuance of options to persons performing investor relations activities, the options granted pursuant to the Stock Option Plan have a vesting period of two years as follows: (a) one-third on the day of the grant; (b) an additional one third after one year; and (c) the balance after two years. In no circumstances shall the exercise price of the options granted pursuant to the Stock Option Plan be lower than the Market Price (as defined herein) of the Common Shares at the date of the grant of the options. The aggregate number of Common Shares that may be issued by the Corporation under the Stock Option Plan and the 2017 RSU Plan shall, in no circumstances, exceed 10% of the issued and outstanding Common Shares. As at December 31, 2018 the Corporation had no issued and outstanding options.

The Corporation’s annual “burn rate” for stock options granted under the Stock Option Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Common Shares (total number of stock options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0% in each of fiscal 2016, 2017 and 2018.

Set out below is a summary of the principal terms and conditions of the Stock Option Plan:

1.	The Stock Option Plan is administered by the Board. Subject to the terms of the Stock Option Plan, the Board may grant options, determine the number of Common Shares covered by each option, determine the exercise price of each option, determine the time(s) when options will be granted or exercisable, determine if the Common Shares which are issuable on the exercise of an option will be subject to any restrictions upon the exercise of such option, and prescribe the form of the instruments relating to the grant, exercise and other terms of the options. In the event that no specific determination is made by the Board with respect to any of the following matters, each option shall, subject to any other specific provisions of the Stock Option Plan, contain the following terms and conditions:

(a)	the term during which an option shall be exercisable shall be 5 years from the date the option is granted to the optionee; and

(b)	the optionee may exercise the option at any time or times during the term of the option.

2.	The options granted under the Stock Option Plan are not assignable except to certain permitted assigns, including a spouse, trustee acting on behalf of the optionee or a holding entity. The options may be exercised on a cumulative basis over their option term, vesting according to the vesting schedule set out in the option agreement pursuant to which the options were granted. In the event that the expiry of an option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such option shall be deemed to be amended to that date which is ten business days following the end of such blackout period (the “Blackout Period Extension”).

3.	The aggregate number of Common Shares issuable upon the exercise of all options granted under the Stock Option Plan and under all other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each option under the Stock Option Plan. If any option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Stock Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

4.	The option price of any option shall be in no circumstances lower than the Market Price on the date of which the grant of the option is approved by the Board. For clarity, the “Market Price” is defined in the Stock Option Plan as the closing sale price of the Common Shares on the TSX on the trading day prior to the applicable date.

5.	Any optionee may elect to effect a cashless exercise of any or all of such optionee’s right under an option. In connection with any such cashless exercise, the optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the optionee to the Corporation in cash at the time of exercise), such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

	x	=	[a (b – c)] b
where
	x	=	the number of whole Common Shares to be issued
	a	=	the number of Common Shares under option
	b	=	the Market Price of the Common Shares on the date of the cashless exercise
	c	=	the Option Price (as defined in the Stock Option Plan) of the option

In connection with any such cashless exercise, the full number of Common Shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of Common Shares which may be issued under the Stock Option Plan.

6.	No options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Stock Option Plan, together with any Common Shares issuable to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares at the date of grant.

7.	No options shall be granted to any optionee that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the Stock Option Plan, or any other security based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant per non-employee director exceeding a grant value of $100,000, which value shall be reasonably determined by the Board.

8.	The following insider participation limits shall apply:

(a)	the number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis); and

(b)	the number of Common Shares issued to insiders, within a one-year period, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

9.	Subject to certain sections of the Stock Option Plan and to any express resolution passed by the Board with respect to an option, an option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such option ceasing to be an Eligible Participant. However, if, before the expiry of an option, an optionee ceases to be an Eligible Participant for any reason other than resignation or termination for “cause” of employment, or resignation or failure to be re-elected as a director or if the optionee dies (each being an “Event of Termination”), options that are entitled to be exercised may generally be exercised until the earlier of (i) six months (or one year in the event of death) from the date of the applicable Event of Termination, or (ii) the expiry date of the option (and, subject to the Board’s sole discretion, a further option may be exercised to purchase up to the number of Common Shares that could otherwise have been purchased had the Event of Termination not occurred).

10.	Subject to applicable regulatory requirements and except as provided therein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Stock Option Plan and may amend the terms and conditions of options granted pursuant to the Stock Option Plan. Provided, however, that if the Board wishes to increase the maximum percentage or extend the term of the option or reduce the option price of options granted under the Stock Option Plan, shareholder approval will be required.

11.	Without limiting the generality of the foregoing, the Board may make the following amendments to the Stock Option Plan without obtaining shareholder approval: (a) amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with the applicable regulatory requirements; (b) amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan and eligibility for participation in the Stock Option Plan; (c) amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which options may be granted pursuant to the Stock Option Plan, including the provisions relating to the term of the option and the vesting schedule; and (d) amendments to the Stock Option Plan that are of a “housekeeping” nature.

12.	However, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (a) an increase to the Stock Option Plan maximum or the number of securities issuable under the Stock Option Plan; (b) amendment provisions granting additional powers to the Board to amend the Stock Option Plan or entitlements thereunder; (c) an amendment to the option price of an option (if such shareholder approval is required by the stock exchange on which the Common Shares are listed); (d) a reduction in the option price of an option or cancellation and reissue of options or other entitlements; (e) an extension to the term of options (other than in connection with a Blackout Period Extension); (f) amendments to Eligible Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (g) any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than current permitted assigns and for normal estate settlement purposes; (h) changes to insider participation limits; and (i) amendments to the Stock Option Plan amendment provisions.

For more information regarding equity incentive awards granted to NEOs during the fiscal year ended December 31, 2018, please see the “Summary Compensation Table” in this Circular.

Termination and Change of Control Benefits of NEOs

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO”s responsibilities.

1.	The Corporation entered into an Executive Agreement with Igor Gonzales (the “Gonzales Agreement”) dated May 1, 2017, as amended, providing for annual compensation of USD$476,625 (the “Gonzales Base Salary”) (Mr. Gonzales’ annual compensation in 2018 was USD$465,000) as President and CEO of the Corporation. The Gonzales Agreement also provides for a target annual bonus valued at an amount equal to 100% of the Gonzales Base Salary (the “Gonzales Annual Bonus”). The Corporation may terminate the Gonzales Agreement without cause by paying to Mr. Gonzales the amount set out in the chart below based on his period of service as of the termination date:

Period of Service	Termination Entitlements
3 months or less	25% of Gonzales Base Salary
more than 3 months but less than 12 months	50% of Gonzales Base Salary
12 months or more, but less than 24 months	Gonzales Base Salary + Gonzales Annual Bonus (calculated on the basis of the bonus paid to Mr. Gonzales in the fiscal year prior to the termination date);
24 months or more

(A) Gonzales Base Salary + Gonzales Annual Bonus (calculated on the basis of the bonus paid to Mr. Gonzales in the fiscal year prior to the termination date);

plus, for each fully completed year of service after the first 24 months:

(B) an additional 25% of Gonzales Base Salary + 25% of the Gonzales Annual Bonus (calculated on the basis of the bonus paid to Mr. Gonzales in the fiscal year prior to the termination date);

with the combined amounts in subparagraph (A) and subparagraph (B) above capped once they reach 24 months of notice or pay in lieu and 24 months of bonus.

In the case of termination without cause within 12 months of a change of control, the Gonzales Agreement provides for a severance equal to twice the Gonzales Base Salary and twice the Gonzales Annual Bonus (calculated on the basis of the bonus paid in the financial year prior to the termination date).

2.	The Corporation entered into an Executive Agreement with Ed Guimaraes (the “Guimaraes Agreement”) dated November 9, 2014, as amended, providing for annual compensation of USD$360,698 (the “Guimaraes Base Salary”) (Mr. Guimaraes’ annual compensation in 2018 was USD$346,825) as CFO of the Corporation. The Corporation may terminate the Guimaraes Agreement without cause by paying 100% of the Guimaraes Base Salary to Mr. Guimaraes. Mr. Guimaraes is also entitled to receive any earned, but unpaid, discretionary bonus for the fiscal year prior to the termination date, if, any, to be paid at the same time as such amount is paid to other participants in the bonus plan. In the case of termination without cause within 12 months of a change of control, the Guimaraes Agreement provides for a severance equal to twice the Guimaraes Base Salary.

3.	The Corporation entered into an Executive Agreement with Gordon Babcock (the “Babcock Agreement”) dated July 13, 2015, as amended, providing for annual compensation of USD$393,975 (the “Babcock Base Salary”) (Mr. Babcock’s annual compensation in 2018 was USD$386,250) as COO of the Corporation. The Corporation may terminate the Babcock Agreement without cause by paying 100% of the Babcock Base Salary to Mr. Babcock. Mr. Babcock is also entitled to receive any earned, but unpaid, discretionary bonus for the fiscal year prior to the termination date, if, any, to be paid at the same time as such amount is paid to other participants in the bonus plan. In the case of termination without cause within 12 months of a change of control, the Babcock Agreement provides for a severance equal to twice the Babcock Base Salary.

4.	On September 14, 2016, the Company entered into an Employment Agreement with Alonso Lujan (the “Lujan Agreement”), as amended, providing for annual compensation of USD$262,000 (the “Lujan Base Salary”) (Mr. Lujan’s annual compensation in 2018 was USD$250,000) as Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana. The Corporation may terminate the Lujan Agreement without cause by paying 100% of the Lujan Base Salary to Mr. Lujan.

5.	The Corporation entered into an Employment Agreement with Augusto Chung (the “Chung Agreement”) dated March 28, 2018, as amended, providing for annual compensation of USD$185,400 (Mr. Chung’s annual compensation in 2018 was USD$180,000) as Vice President Special Projects and Metallurgy of the Corporation. From June 1, 2017 (the date of Mr. Chung’s appointment as Vice President Special Projects and Metallurgy) until March 28, 2018, he was a consultant to the Corporation.

The following table provides the total value of severance, incremental payments, payables and any other termination benefits that would have been paid to each NEO, had employment been terminated on December 31, 2018 under various termination scenarios.

Name		Termination without Cause ($)		Change of Control ($)	Resignation or Retirement ($)	Termination with Cause ($)
Igor Gonzales	Salary	465,000	(2)	930,000	-	-
	Bonus	370,088		740,176	-	-
	Equity (RSUs) (1)	405,761		405,761	-	-
	Other	-		-	-	-
Ed Guimaraes	Salary	346,825		693,650	-	-
	Bonus	216,023		-	-	-
	Equity (RSUs) (1)	466,648		466,648	-	-
	Other	-		-	-	-
Gordon Babcock	Salary	386,250		772,500	-	-
	Bonus	191,503		-	-	-
	Equity (RSUs) (1)	508,014		508,014	-	-
	Other	-		-	-	-
Alonso Lujan	Salary	250,000		-	-	-
	Bonus	-		-	-	-
	Equity (RSUs) (1)	-		-	-	-
	Other	-		-	-	-
Augusto Chung	Salary	-		-	-	-
	Bonus	-		-	-	-
	Equity (RSUs) (1)	-		-	-	-
	Other	-		-	-	-

Notes:

(1)	The “Equity (RSUs)” value is calculated based on the closing market price of the securities underlying the RSUs at the end of the most recently completed financial year, which is C$2.42 as at December 31, 2018.
(2)	As at December 31, 2018, Mr. Gonzales had served as CEO of the Corporation for a period of 19 months. Pursuant to the Gonzales Agreement, if he had been terminated without cause on that date, he would have received 100% of the Gonzales Base Salary.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.36 - US$1.00 at December 31, 2018.

The Corporation and its subsidiaries have no other contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in Common Shares from January 1, 2014 to December 31, 2018 with the cumulative total return of the S&P / TSX Global Mining Index, assuming where relevant the reinvestment of dividends. The performance of the Common Shares set out below does not necessarily reflect future price performance.

	1-Jan-14	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18
Sierra Metals Inc.	$100.00	$72.12	$46.30	$91.71	$132.22	$107.74
S&P/TSX Global Mining Index	$100.00	$87.29	$64.69	$93.43	$109.71	$106.15

Until 2018, the Corporation experienced a steady increase in its stock performance since the 2015 plunge of global commodity markets. 2017 saw big gains in industrial commodities, including base metals such as zinc and copper while precious metals prices held steady. The Corporation’s share price reflected this sentiment, outperforming several of its peers as well as the S&P Global Mining Index for much of 2017 and 2018. While stock performance has tapered off since mid-2018, the Corporation continues to make positive gains in operations, reiterating that share price performance is not a true indicator of performance and growth.

As noted above, a number of factors and performance elements are taken into account when determining compensation for the Named Executive Officers, including the development and growth of the Corporation’s operations. Although total cumulative shareholder return is one performance measure reviewed, it is not a significant consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

Summary Compensation Table

The following table sets forth all direct and indirect compensation provided to the Corporation’s NEOs for the fiscal years ended December 31, 2018, 2017 and 2016:

						Non-equity incentive plan compensation ($)
Name and Position	Fiscal period	Salary ($)	Share-based awards ($) (8)(9)		Option- based awards ($)	Annual (11)	Long term	Pension value ($)	Other annual Compensation ($)		Total Compensation ($)
Igor Gonzales (1)	2018	465,000	530,388		Nil	370,088	Nil	Nil	148,015	(6)	1,513,491
President and CEO	2017	312,123	691,036	(10)	Nil	266,224	Nil	Nil	89,632	(7)	1,359,015
Ed Guimaraes (2)	2018	346,825	173,253		Nil	216,023	Nil	Nil	Nil		736,101
CFO	2017	292,307	291,684		Nil	199,380	Nil	Nil	Nil		783,371
	2016	287,878	428,897		Nil	285,000	Nil	Nil	Nil		1,001,775
Gordon Babcock (3)	2018	386,250	160,789		Nil	191,503	Nil	Nil	116,875	(12)	855,417
COO	2017	375,000	302,239		Nil	190,496	Nil	Nil	77,417	(12)	945,152
	2016	375,000	564,198		Nil	375,000	Nil	Nil	Nil		1,314,198
Alonso Lujan (4)	2018	250,000	145,670		Nil	131,213	Nil	Nil	Nil		526,883
Vice President	2017	212,603	Nil		Nil	137,594	Nil	Nil	Nil		350,197
Exploration of the Corporation and General Manager of Dia Bras Mexicana	2016	59,178	Nil		Nil	Nil	Nil	Nil	Nil		59,178
Augusto Chung (5)	2018	180,000	74,932		Nil	72,000	Nil	Nil	Nil		326,932
Vice President Special Projects and Metallurgy	2017	105,000	Nil		Nil	22,500	Nil	Nil	Nil		127,500

Notes:

(1)	Igor Gonzales was appointed President and CEO on May 1, 2017. His compensation is paid by the Corporation in US dollars.
(2)	Ed Guimaraes was appointed CFO on November 17, 2014. His compensation is paid by the Corporation in Canadian dollars. The conversion from Canadian dollars to US dollars was made at the Bank of Canada average daily exchange rate of C$1.30 = US$1.00 for 2018, C$1.30 = US$1.00 for 2017 and C$1.32 = US$1.00 for 2016.
(3)	Gordon Babcock was appointed COO on July 13, 2015. His compensation is paid by the Corporation in US dollars.
(4)	Alonso Lujan was appointed Vice President Exploration of the Corporation on September 14, 2016. On October 1, 2017, he took on the additional role of General Director of Dia Bras Mexicana. His compensation is paid by the Corporation in US dollars.
(5)	Augusto Chung was appointed Vice President Metallurgy of the Corporation on June 1, 2017. His compensation is paid by the Corporation in US dollars.
(6)	This amount was paid as a result of the profit-sharing agreement within Sociedad Minera Corona S.A. (“Minera Corona”), the Corporation’s majority-owned Peruvian subsidiary (the Corporation owns approximately 82% of Minera Corona).
(7)	This number includes: (a) $16,666 paid to Mr. Gonzales for his services as a Director of the Corporation for the period starting January 1, 2017 until May 1, 2017 (when he was appointed President and CEO), and (b) $72,966, which was paid as a result of the profit sharing agreement within Minera Corona.

(8)	Amounts represent the grant date fair value of the RSUs awarded to the NEO, calculated in accordance with the Black-Scholes model, which the Corporation determined to be the most accurate measure of value, using the market price of the Common Shares as at the grant date.
(9)	Share-based awards in the form of RSUs were granted on March 31, 2017 (for 2016 share-based compensation), March 31, 2018 (for 2017 share-based compensation) and May 6, 2019 (for 2018 share-based compensation). The value is calculated based on the closing market price of the securities underlying the RSUs on the date of grant, as follows:
(a)	March 31, 2017 grant of RSUs: C$3.67
(b)	March 31, 2018 grant of RSUs: C$3.30
(c)	May 6, 2019 grant of RSUs: C$1.92

*All amounts in this column are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.30 = US$1.00 for 2018, C$1.30 = US$1.00 for 2017 and C$1.32 = US$1.00 for 2016.

(10)	This number includes the following:
(a)	180,548 RSUs issued to Mr. Gonzales as part of his 2017 bonus compensation, calculated based on the closing market price of the securities underlying the RSUs on the date of grant, which is C$3.30 on March 31, 2018;
(b)	a one-time signing bonus of 54,433 Common Shares (the “Gonzales Signing Bonus Shares”), which were issued to Igor Gonzales in two instalments as follows: (i) 27,217 Common Shares on May 2, 2017, and (ii) 27,216 Common Shares on October 2, 2017. The Gonzales Signing Bonus Shares represent a value of approximately US$135,651, calculated by applying the closing Common Share prices on the dates of issuance, which were C$3.25 on May 2, 2017 and C$3.23 on October 2, 2017 (and converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.30 = US$1.00 for 2017); and
(c)	34,381 RSUs issued to Mr. Gonzales for his services as a Director of the Corporation for the period starting January 1, 2017 until May 1, 2017 (when he was appointed President and CEO), calculated based on the closing market price of the Common Shares underlying the RSUs on the date of grant, which was C$3.67 on March 31, 2017.
(11)	Represents bonuses.
(12)	Other compensation for Mr. Babcock was paid as a result of the profit-sharing agreement within Minera Corona.

Incentive Plan Awards – Outstanding Share- and Option-Based Awards

The following table sets forth all awards outstanding under incentive plans of the Corporation as at December 31, 2018 for each of the Named Executive Officers:

Option-Based Awards					Share-Based Awards
Named Executive Officer	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Igor Gonzales President and CEO	Nil	N/A	N/A	Nil	228,031	$405,761	Nil
Ed Guimaraes CFO	Nil	N/A	N/A	Nil	262,249	$466,648	Nil
Gordon Babcock COO	Nil	N/A	N/A	Nil	285,496	$508,014	Nil
Alonso Lujan Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Option-Based Awards					Share-Based Awards
Named Executive Officer	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Augusto Chung Vice President Special Projects and Metallurgy	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Note:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which is C$2.42 as at December 31, 2018.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian daily exchange rate of C$1.36 - US$1.00 at December 31, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the financial year ended December 31, 2018 for each of the Named Executive Officers:

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($) (3)
Igor Gonzales President and CEO	Nil	138,672	(1)	518,103	(4)
Ed Guimaraes CFO	Nil	256,811	(2)	216,023
Gordon Babcock COO	Nil	241,188	(1)	308,378	(5)
Alonso Lujan Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana	Nil	Nil		131,213
Augusto Chung Vice President Special Projects and Metallurgy	Nil	Nil		72,000

Notes:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, which is C$2.90 on March 1, 2018 and C$3.30 on March 29, 2018.
(2)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, which is C$3.30 on March 29, 2018.

(3)	Represents bonuses paid during 2018.
(4)	This number includes: (a) a bonus of $370,088, and (b) $148,015, which was paid to Mr. Gonzales as a result of the profit sharing agreement within Minera Corona.
(5)	This number includes: (a) a bonus of $191,503, and (b) $116,875, which was paid to Mr. Babcock as a result of the profit sharing agreement within Minera Corona.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.30 = US$1.00 for 2018.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with, retirement. The Corporation does not have any form of deferred compensation plan.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for developing the directors’ compensation plan, which is approved by the Board. The objectives of the directors’ compensation plan are to compensate the directors in a manner that is cost effective for the Corporation and competitive with other comparable companies, and to align the interests of the directors with those of the shareholders.

Director Compensation Table

The following table sets forth all compensation provided to the directors of the Corporation during the most recently completed financial year, with the exception of Igor Gonzales, who is a Named Executive Officer and for whom the identical information is shown on the comparable table for NEOs set out above:

Director Name	Fees earned ($)		Share-based awards ($) (4)		Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
J. Alberto Arias	50,000	(1)	87,621	(1)	Nil	Nil	Nil	Nil	137,621	(1)
Douglas Cater	50,000		87,621		Nil	Nil	Nil	Nil	137,621
Steven Dean	150,000	(2)	48,679		Nil	Nil	Nil	Nil	198,679
Philip Renaud (3)	150,000		48,679		Nil	Nil	Nil	Nil	198,679
Dionisio Romero	50,000		87,621		Nil	Nil	Nil	Nil	137,621
Jose Vizquerra Benavides	50,000		87,621		Nil	Nil	Nil	Nil	137,621

Notes:

(1)	Representing fees paid directly to ARCM.
(2)	Representing consulting fees paid to Sirocco Advisory Services Ltd.
(3)	Philip Renaud was a director of the Corporation for all of 2018; however, he resigned effective April 4, 2019.
(4)	Share-based awards in the form of RSUs were granted on April 10, 2018. The value is calculated based on the closing market price of the Common Shares underlying the RSUs on the date of grant, which is C$3.26.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.30 = US$1.00 for 2018.

Director Incentive Plan Awards – Outstanding Share- and Option-Based Awards

The following table sets forth all directors’ share- and option-based awards outstanding as at December 31, 2018, with the exception of Igor Gonzales, who is a Named Executive Officer and for whom the identical information is shown on the comparable table for NEOs set out above:

Option-Based Awards					Share-Based Awards
Named Executive Officers	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share- based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
J. Alberto Arias	Nil	N/A	N/A	Nil	82,424		146,666	Nil
Douglas Cater	Nil	N/A	N/A	Nil	82,424		146,666	Nil
Steven Dean	Nil	N/A	N/A	Nil	45,743		81,395	Nil
Philip Renaud	Nil	N/A	N/A	Nil	45,743	(2)	81,395	Nil
Dionisio Romero	Nil	N/A	N/A	Nil	82,424		146,666	Nil
Jose Vizquerra Benavides	Nil	N/A	N/A	Nil	38,332		68,208	Nil

Notes:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which is $2.42 as at December 31, 2018.
(2)	Philip Renaud resigned as a Director of the Corporation effective April 4, 2019. As such, all of his remaining unvested RSUs as at April 4, 2019 were cancelled.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian daily exchange rate of C$1.36 = US$1.00 at December 31, 2018.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all option- and share-based awards that vested during the financial year ended December 31, 2018 for each of the directors, with the exception of Igor Gonzales, who is a Named Executive Officer and for whom the identical information is shown on the comparable table for NEOs set out above:

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
J. Alberto Arias	Nil	138,673	(1)	Nil
Douglas Cater	Nil	153,787	(2)	Nil
Steven Dean	Nil	85,190	(2)	Nil

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
Philip Renaud (3)	Nil	76,823	(1)	Nil
Dionisio Romero	Nil	83,880	(1)	Nil
Jose Vizquerra Benavides	Nil	4,302	(2)	Nil

Notes:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the dates of vesting, being C$2.90 on March 1, 2018 and C$3.30 on March 29, 2018.
(2)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, being C$3.30 on March 29, 2018.
(3)	Philip Renaud resigned as a director of the Corporation effective April 4, 2019.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canada average daily exchange rate of C$1.30 = US$1.00 for 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed financial year, December 31, 2018, with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan category	Number of Securities to be issued upon exercise of outstanding RSUs / Stock Options (Common Shares) (a)	Weighted average exercise price of outstanding options (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (RSUs)	1,380,084	N/A	6,891,282	(1)
Equity compensation plans approved by security holders (Options)	Nil	N/A	14,962,649	(2)
Equity compensation plans not approved by security holders	N/A	N/A	Nil
Total	1,380,084	N/A	16,342,733	(3)

Notes:

(1)	As at December 31, 2018, the maximum number of Common Shares issuable under the 2017 RSU Plan was 5% of the then issued and outstanding common shares, or 8,271,366. This number in the above table reflects the maximum number of RSUs available for issuance under the 2017 RSU Plan (after deducting 1,380,084 RSUs then outstanding, and subject to the Compensation Security Cap (defined below)).
(2)	The maximum number of Common Shares issuable under the Stock Option Plan and the 2017 RSU Plan combined will in no event exceed 10% of the issued and outstanding number of Common Shares (10% of the issued and outstanding number of Common Shares as at December 31, 2018 was 16,342,733) (the “Compensation Security Cap”). This number in the above table reflects the maximum number of Common Shares available for issuance under the Stock Option Plan (after deducting (i) zero options outstanding as at December 31, 2018 and (ii) 1,380,084 RSUs outstanding under 2017 RSU Plan as at December 31, 2018), subject to the Compensation Security Cap and assuming no further RSU issuances.
(3)	Calculated with reference to the Compensation Security Cap.

Please see “Executive Compensation - Elements of Total Compensation - Equity Incentives” for a description of the material features of the Stock Option Plan and the 2017 RSU Plan.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise No individual is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, and no proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries, or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The following information regarding the Corporation’s corporate governance disclosure is given in accordance with NI 58-101.

Board of Directors

The Board consists of a majority of independent directors. The Board is currently comprised of seven (7) directors, four (4) of whom are independent for the purposes of NI 58-101. Those independent directors are Douglas Cater, Steven Dean, Dionisio Romero and Jose Vizquerra Benavides.

Igor Gonzales is not independent as he serves as President and CEO of the Corporation. J. Alberto Arias is deemed not to be independent as he indirectly controls ARCM, the investment manager to the ARC Funds, the principal and majority shareholders of the Corporation. Mr. Arias has no relationship with the Corporation other than as a director. Ricardo Arrarte is deemed not to be independent as he is employed by an affiliate of ARCM. Mr. Arrarte has no relationship with the Corporation other than as a director.

The Chairman of the Board, J. Alberto Arias, is not an independent director. In addition, the Corporation does not have a lead director. The breadth and depth of the experience of the independent directors as a whole provides the Board with important leadership qualities. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chair of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has a written Board Mandate, the full text of which is set out in Schedule A to this Circular. The Board is responsible for the stewardship of the business and affairs of the Corporation and has a duty to act honestly and in good faith with a view to the best interests of the Corporation. The Board seeks to discharge this responsibility by delegating to senior management the responsibility for day to day management of the Corporation and acts directly and indirectly through its committees: Nomination Committee; Compensation Committee; Corporate Governance Committee; HSECR Committee; Corporate Strategy Committee; and Audit Committee. The Board’s primary responsibilities include:

(a)	adopting a strategic planning process for the Corporation, which includes the annual review of a business plan and budget presented by senior management;

(b)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems and management of these risks;

(c)	succession planning including the appointment, training and monitoring of senior management;

(d)	ensuring appropriate communications policies for communications with shareholders and others; and

(e)	maintaining the integrity of the Corporation’s internal control and management information systems.

Directorships

The following directors are presently directors of other reporting issuers (or the equivalent):

Director	Issuer
Igor Gonzales	Hudbay Minerals Inc. (TSX)
J. Alberto Arias	Largo Resources Ltd. (TSX) Cautivo Mining Inc. (Canadian Securities Exchange)
Steven Dean	Atlantic Gold Corporation (TSX-V) Oceanic Iron Ore Corp. (TSX-V)
Douglas Cater	Cautivo Mining Inc. (Canadian Securities Exchange)
Dionisio Romero

Credicorp Ltd. (New York Stock Exchange; Lima Stock Exchange)

Banco de Crédito del Perú (Lima Stock Exchange)

Pacifico Compañía de Seguros y Reaseguros S.A. (Lima Stock Exchange)

Alicorp S.A.A. (Lima Stock Exchange)

Inversiones Centenario S.A.A. (Lima Stock Exchange)

Hochschild Mining (London Stock Exchange)

Jose Vizquerra Benavides	Osisko Mining Inc. (TSX) Alio Gold Inc. (TSX and NYSE American) Discovery Metals Corp. (TSX-V)

Board Meetings

The attendance record of each current director (with the exception of Ricardo Arrarte, who was appointed as a director of the Corporation on April 4, 2019) for all Board meetings held in 2018 was as follows:

J. Alberto Arias	-	7 of 7 meetings
Igor Gonzales	-	7 of 7 meetings
Douglas Cater	-	7 of 7 meetings
Jose Vizquerra Benavides	-	7 of 7 meetings
Steven Dean	-	6 of 7 meetings
Dionisio Romero	-	6 of 7 meetings

The attendance record of each current director member of the Audit Committee (with the exception of Ricardo Arrarte, who was appointed as a director of the Corporation on April 4, 2019) for meetings of that committee held in 2018 was as follows:

Douglas Carter	-	4 of 4 meetings
Jose Vizquerra Benavides	-	4 of 4 meetings

The attendance record of each current director member of the Corporate Governance Committee for meetings of that committee held in 2018 was as follows:

Steven Dean	-	4 of 4 meetings
Douglas Cater	-	4 of 4 meetings

The attendance record of each current director member of the Nomination Committee for meetings of that committee held in 2018 was as follows:

J. Alberto Arias	-	4 of 4 meetings
Douglas Cater	-	4 of 4 meetings
Jose Vizquerra Benavides	-	4 of 4 meetings

The attendance record of each current director member of the HSECR Committee for meetings of that committee held in 2018 was as follows:

J. Alberto Arias	-	4 of 4 meetings
Igor Gonzales	-	4 of 4 meetings
Jose Vizquerra Benavides	-	4 of 4 meetings

The attendance record of each current director member of the Compensation Committee (with the exception of Jose Vizquerra Benavides, who was appointed to the Compensation Committee on April 4, 2019) for meetings of that committee held in 2018 was as follows:

J. Alberto Arias	-	2 of 2 meetings
Steven Dean	-	2 of 2 meetings

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.

The independent directors do not, at this time, hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are independent directors. However, where deemed necessary by the independent directors, the independent directors hold in-camera sessions exclusive of non-independent directors and members of management, which process facilitates open and candid discussion among the independent directors. In addition, independent directors meet with each other informally or by phone to discuss specific Corporation initiatives.

Board Adviser

On December 21, 2017, the Corporation announced the appointment of Mr. Alberto Beeck as an adviser to the Board.

Mr. Beeck is an investor and entrepreneur who combines his time between different businesses and social impact activities in the education sector. He is Managing Partner of Cranley Investments Holdings, Managing Partner of VH Properties, and Chairman of Lumni (a company that invests in human capital) and of Sin Limites (a company that promotes the work of social leaders through media).

Pursuant to an adviser agreement dated December 20, 2017 (the “Adviser Agreement”), Mr. Beeck was appointed as an adviser to the Board to provide such advice and direction requested by the Board in the performance of its duties and as may be within the expertise of Mr. Beeck. Under the Adviser Agreement, Mr. Beeck has the right to attend all meetings the Board strictly in a non-voting, advisory capacity but is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Position Descriptions

The Board has not adopted written position descriptions for the Chairman of the Board or the Chairman of each Board committee, on the basis that the role of the Chairman of the Board, J. Alberto Arias, and the role of the Chairman of each Committee, is well understood by all of the directors. The Board also has not adopted a written position description for the President and CEO, Igor Gonzales, on the basis that his role and responsibilities are set out in his employment agreement and are well understood by Mr. Gonzales and the other directors.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors. New Board members are invited to visit the sites of the Corporation’s operations in order to enhance their understanding of the Corporation. In addition, management ensures that new Board members receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct & Ethics to assist all employees, officers, directors, agents and contractors of the Corporation to maintain the highest standards of ethical conduct in corporate affairs. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. A copy of the Code of Business Conduct & Ethics is available on the Corporation’s website at www.sierrametals.com.

Nomination Committee

The Nomination Committee is currently comprised of three Board members: J. Alberto Arias (Chair), Douglas Cater and Jose Vizquerra Benavides, the majority of whom are independent directors. The overall purpose of the Nomination Committee is to assist the Board in establishing the process for identifying, recruiting and/or providing ongoing development for directors and senior management of the Corporation. The Nomination Committee considers the size of the Board each year when it determines the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number of directors required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. In that regard, the Nomination Committee considers what competencies and skills the directors as a group should possess and what competencies and skills each existing director possesses in connection with the nomination or appointment of individuals as director of the Corporation.

Compensation Committee

The Compensation Committee is currently comprised of three Board members: J. Alberto Arias (Chair), Steven Dean and Jose Vizquerra Benavides, the majority of whom are independent directors. The overall purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Corporation’s approach to the compensation of its directors, senior management and employees. For more detailed information regarding the Compensation Committee and its responsibilities, please see the section entitled “Executive Compensation - Executive Compensation Discussion and Analysis”, above.

Corporate Governance Committee

The Corporation’s Corporate Governance Committee is currently comprised of two Board members: Steven Dean (Chair) and Douglas Cater, both of whom are independent directors for the purposes of NI 58-101. The overall purpose of the Corporate Governance Committee is to assist the Board in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and the committees of the Board, and developing, implementing and monitoring good corporate governance policies and practices.

HSECR Committee

The HSECR Committee is currently comprised of three Board members: J. Alberto Arias (Chair), Igor Gonzales and Jose Vizquerra Benavides. The overall purpose of the HSECR Committee is to assist the Board in its oversight responsibilities relating to the Corporation’s establishment of health, safety and environmental policies for its mining operations and to review their appropriateness on an ongoing basis to reflect the Corporation’s commitment to the health and safety of workers at its sites; and the Corporation’s commitment to environmental stewardship, public responsibility, social progress and economic growth. The HSECR Committee also is charged with the responsibility for reviewing the technical aspects of the Corporation’s exploration, development, permitting, construction and mining programs and, in the HSECR Committee’s discretion, make recommendations to the Board for consideration.

Corporate Strategy Committee

The Corporate Strategy Committee is currently comprised of two Board members: J. Alberto Arias (Chair) and Steven Dean. The Corporate Strategy Committee is responsible for the establishment of formal procedures and routines to facilitate Board involvement in strategic matters.

Audit Committee

The Audit Committee is currently comprised of three Board members: Douglas Cater (Chair), Jose Vizquerra Benavides and Ricardo Arrarte, the majority of whom are independent directors.

While National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that every Audit Committee member must be independent, there is an exemption from such requirement set out in Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), including in circumstances where the resignation of an Audit Committee member has resulted in a vacancy on the Audit Committee that the Board is required to fill (the “Resignation Exemption”). Ricardo Arrarte replaced Philip Renaud as a member of the Audit Committee following Mr. Renaud’s resignation as a director of the Corporation on April 4, 2019. Mr. Arrarte is not an independent director of the Corporation; however, the Board’s intention is to replace Mr. Arrarte as a member of the Audit Committee with an independent director of the Corporation on or before the date of the Meeting. The Board has determined that the reliance on the Resignation Exemption will not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of NI 52-110.

See “Annual Meeting Business – Election of Directors” for further information concerning Mr. Arrarte’s education and experience.

All members of the Audit Committee meet the financial literacy requirements of NI 52-110.

Since the commencement of the Company’s most recently completed financial year, the Corporation has not relied on an exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.4 of NI 52-110 (Events Outside Control of Member) or Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on Section 3.8 of NI 52-110 (Acquisition of Financial Literacy). As noted above, the Corporation is currently relying on the Resignation Exemption.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

(a)	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

(b)	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

(c)	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

For further information regarding the Audit Committee, please see “Audit Committee Information” (the “AIF Audit Committee Disclosure”) in the Corporation’s Annual Information Form for its financial year ended December 31, 2018 (the “AIF”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR at www.sedar.com. The Corporation will, upon request at 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Attention: Corporate Secretary, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

Other Board Committees

The Board does not have any standing committees other than those disclosed above.

Assessments

The role of the Chairman of the Board, in consultation with the independent directors, includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the frequency at which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Director Term Limited and Other Mechanisms of Term Renewal

The Corporation has not adopted director term limits for directors on the Board, as it may arbitrarily require the premature retirement of skilled and valuable directors. The Board believes that it can achieve the desired goal of Board renewal through its current processes of annually reviewing the appropriate experience, skills and characteristics of the existing and any proposed directors, with regard to the appropriate size of the Board and diversity, gender, age, expertise and experience (industry, professional and public service), on the recommendation of the Nominating Committee. The Chairman, along with the independent directors, has been tasked with overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board.

Representation of Women on Board and Executive Officer Positions

The following is a summary of the Corporation’s approach to the representation of women on the Board and in executive officer positions as required by NI 58-101 and as guided by CSA Multilateral Staff Notice 58-309 - Staff Review of Women on Boards and in Executive Officer Positions - Compliance with NI 58-101 Disclosure of Corporate Governance Practices.

The Board does not have a written policy on the identification and nomination of female candidates for the Board or for appointment of officers, nor does it have a target for the number of women in these roles.

Currently, none (0%) of the directors on the Board are female. Prior to her resignation effective April 12, 2015, Audra Walsh was President, CEO and a director of the Corporation from July 2014. The Board will consider the level of female representation when determining candidates for nomination to the Board. However, the Board does not believe that specific targets or quotas for female candidates are necessary or practical as it strives to ensure that Board members, regardless of gender, possess the appropriate talents, skills, character and experience, including financial and risk management experience to oversee the Corporation’s business.

Currently, female representation in management of the Corporation includes the Corporate Secretary, which represents approximately 10% of the management team. Assessments of candidates for executive and senior management positions include education, experience and qualifications to seek the most qualified individuals, regardless of gender. However, consistent with past practice, the Board will continue to consider diversification, including female representation, as it reviews future Board and management changes.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Circular. If any other matter properly comes before the Meeting, the persons named in the Form of Proxy will vote the Common Shares represented thereby in accordance with their best judgment on such matter.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc., at 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1, is the registrar and transfer agent for the Common Shares.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

In accordance with the Canada Business Corporations Act, which governs the Corporation, shareholder proposals must be received by February 5, 2020 to be considered for inclusion in the proxy statement and the form of proxy for the 2020 annual meeting of shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information relating to the Corporation is provided in the Corporation’s audited consolidated financial statements for its fiscal year ended December 31, 2018 and the related management’s discussion and analysis (the “MD&A”). Shareholders who wish to obtain a copy of the financial statements and MD&A of the Corporation may contact the Corporation as follows:

By phone:	416-366-7777
By e-mail:	info@sierrametals.com
By mail:	SIERRA METALS INC.
161 Bay Street, Suite 4260
Toronto, Ontario, M5J 2S1

BOARD APPROVAL

The Board has approved the content and distribution of this Circular.

BY ORDER OF THE BOARD

(signed) Igor Gonzales
Igor Gonzales
President and CEO
May 15, 2019

SCHEDULE A

BOARD MANDATE

It is the responsibility of the Board of Directors (the “Board”) of Sierra Metals Inc. (the “Company”) to oversee the management of the business and affairs of the Company. The management of the day-to-day operations of the Company is delegated to the Chief Executive Officer (“CEO”) and the other senior executives of the Company (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties, Board members shall: (1) provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) act honestly and in good faith with a view to the best interests of the Company; and (3) exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Chairman, Composition and Quorum

The Board shall be comprised of a minimum of one member and a maximum of 15 members, the majority of which shall be, in the determination of the Board, “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman of the Board shall be elected by vote of a majority of the full Board, on the recommendation of the Nomination Committee. The Chairman of the Board, with the assistance of the Lead Director (who shall be an independent director), if any, shall chair Board meetings and be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the CEO), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve that.

Meetings

Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chairman of the Board. The time and place of the meetings, the calling of the meetings and the procedure of all things at such meetings shall be determined by the Board in accordance with the Company’s articles, by-laws and applicable laws. The independent directors of the Board shall hold regularly scheduled meetings at which non-independent directors and Management are not in attendance. Any director of the Company may request the Chairman of the Board to call a meeting of the Board.

Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video-conference. A resolution in writing signed by all members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

To fulfil its responsibilities and duties, the Board shall be responsible for, amongst other things, the following:

Providing Guidance, Direction and Governance

•	Ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;
•	Ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;
•	Providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;

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•	Providing guidance and direction to Management in pursuit of the Company’s goals and strategic plans;
•	Setting the tone for a culture of integrity and sound business decisions throughout the Company.

Appointing and Evaluating Management, Compensation and Succession Planning

•	Selecting, setting goals for, monitoring the performance and competence of, and planning for the succession of the CEO;
•	Ensuring that appropriate succession planning, training and monitoring is in place for Management generally;
•	Approving the corporate objectives which form the basis for Management’s incentive compensation;
•	With the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for the Company’s personnel.

Strategic Planning

•	Adopting and implementing a strategic planning process which takes into account, amongst other things, the opportunities and risks of the business;
•	Assessing the principal risks of the Company’s business and ensuring the implementation of appropriate systems to identify and manage those risks.

Ethics and Social Responsibility

•	Satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout the Company;
•	Approving the Company’s Code of Business Conduct and Ethics (the “Code”) and monitoring compliance with the Code and the resolution of complaints related to the Code;
•	Approving the Company’s major policies and practices relating to social responsibility.

Disclosure and Financial Reporting

•	Approving annual and quarterly reports, including the financial statements and related regulatory filings of the Company prior to their filing with applicable regulatory agencies and their release to the public;
•	Adopting a Disclosure of Information Policy for the Company and monitoring its implementation;
•	Overseeing the policies and procedures implemented by Management to ensure the integrity of the Company’s internal controls, financial reporting and Management information systems;
•	Ensuring that mechanisms are in place for the Board to receive feedback from stakeholders.

Governance

•	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;
•	Monitoring the composition of the Board and identifying the competencies and skills required by the Board as a whole;
•	Meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
•	Adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

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•	Establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;
•	Determining whether or not individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and making such disclosures as are required with respect to that determination.

In carrying out its responsibilities, the Board will conform to the following policies:

Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in the Company’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

Measures for Receiving Feedback from Security Holders

The Company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the Company’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the Company for their response. Investor feedback is evaluated by the Vice-President of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports on the Company are reported to the Board.

Expectations of Management

The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Company’s operations efficiently and safely. The Board has adopted a Code of Business Conduct and Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Company’s business.

Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of the Company’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

This Board Mandate was adopted by the Board of Directors of Sierra Metals Inc. on October 24, 2014.

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